January 27, 2025

Mitchell Creem
Chief Executive Officer
Pioneer Acquisition I Corp
131 Concord Street
Brooklyn, NY 11201

       Re: Pioneer Acquisition I Corp
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 10, 2025
           CIK No.: 0002040381
Dear Mitchell Creem:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2024 letter.

Amendment No. 1 to Draft Registration Statement
Cover Page

1. We acknowledge your response and revisions to prior comment 2, including your statement that other than your foregoing description related to working capital notes and loans for formation and offering expenses, your sponsor and its affiliates will not receive any other form of compensation. However, we note disclosures regarding compensation such as payments for office space and administrative and support services. Revise your disclosure to include the amount of any compensation received or to be received by the sponsor, its affiliates, and promoters, and the amount of securities issued or to be issued to them and the price paid or to be paid for such
 January 27, 2025
Page 2

       securities, and revise to state whether this compensation and securities issuance may result in a material dilution of the purchasers' equity interests. Please also revise to provide a cross-reference to all relevant sections in the prospectus for disclosures related to compensation, highlighted by prominent type or in another manner. See
       Item 1602(a)(3) of Regulation S-K.
2. We acknowledge your response to prior comment 3, however, we are unable to locate the corresponding revised disclosures with respect to the cross-reference to the referenced dilution disclosures. Please revise your cross-reference to related dilution disclosures to highlight by prominent type or in another manner. See
Item 1602(a)(4)
       of Regulation S-K.
3. We acknowledge your response and revision to prior comment 4. Please further revise to clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on the one hand, and purchasers in the offering on the other hand. Add a cross-reference to your related disclosures beginning on page 24, highlighted by prominent type or in another manner. See Item
       1602(a)(5) of Regulation S-K.
Initial Business Combination, page 10

4.     We acknowledge your revisions in response to prior comment 9. We note, however,
       that your table here reflects a payment of $10,000 per month for office space and certain administrative services, but your Use of Proceeds table contemplates additional fees payable. Please revise your disclosures to reconcile. Please also describe the extent to which any compensation or securities issuance to the sponsor, its affiliates or promoters may result in a material dilution of the
purchasers    equity
       interests. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.
5. We acknowledge your revisions in response to prior comment 10. As previously stated, please revise your tabular disclosure beginning on page 11 regarding transfer restrictions to identify the natural persons and entities subject to each agreement contemplated in the table. See Item 1603(a)(9) of Regulation S-K. Conflicts of Interest, page 24

6. We acknowledge your response and revisions to prior comment 11. Please expand your disclosures to describe all such actual or potential material conflicts between the sponsor, its affiliates, or promoters, on one hand, and purchasers in the offering on the other, including those that may arise in determining whether to pursue a de-SPAC transaction. For example, you should discuss potential material conflicts relating to the fact that the company may pursue a de-SPAC transaction with a target that is affiliated with the sponsor, its affiliates or promoters. Please see
Item 1602(b)(7) and
       Item 1603(b) of Regulation S-K.
Dilution, page 37

7. We acknowledge your revised disclosures in response to prior comment 19, including your revised statement here in this section that you may need to issue ordinary shares or convertible equity "if" you intend to target an initial business combination with a target whose enterprise value is greater than your combined proceeds. Please further
 January 27, 2025
Page 3

       revise to clarify that you are intending to do so, as you state elsewhere in your prospectus, or advise, and include corresponding disclosures on page 99. Risks
Summary of Risk Factors, page 40

8. We acknowledge your response and revisions to prior comment 16. As previously stated, please also add a bullet or expand the fourth bullet to explain the consequences of having the initial shareholders, management and non-managing sponsor investors vote in favor of the initial business combination. In this regard, we note your disclosures explaining that no votes from public shares would be needed if only the holders required for quorum were to vote, as you disclose on page 22 and elsewhere, or if the non-managing sponsor investors vote in favor of the initial business combination, as you discuss on page 27. We also note the incentive that such non-
       managing sponsor investors will have to vote in favor of the transaction.
General

9. We note your response to prior comment 22 and your revised disclosures. However, we note that your disclosures continue to state that you may hold a shareholder vote to amend the period of time in which you have to complete an initial business combination, "as well as to modify the substance or timing of [y]our obligation to redeem 100% of [y]our public shares." Please revise to clarify what you mean by this phrase and how any such amendment will comply with the requirements of Nasdaq
       Rule 5101-2(d).
       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Michael J. Blankenship